UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of November 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

India

Delhi Jal Board awards Veolia Water a contract to supply drinking water to one million people in New Delhi

Yamuna
North-West
Nangloi
North
North-East
West
Center
East
New Delhi
South-West
DELHI
Yamuna
South
New Delhi
INDIA
10 km

Paris, November 14, 2012._ Veolia Water India, a Veolia Water subsidiary, has been awarded a contract by the Delhi Jal Board, the water and wastewater authority for the Indian capital, to manage drinking water production and distribution infrastructure, as well as the water department, for the Nangloi neighborhood in the west of New Delhi.

Under the terms of the 15-year contract, which is expected to be signed at the end of the year, the joint venture set up by Veolia Water India and its local partner, Swach Environment, will supply drinking water 24/7 to one million people in Nangloi.

For the duration of the contract, the volume of sales for the joint venture is expected to be in the vicinity of €282 million.

The capital outlay for rehabilitating the drinking water treatment plant and the networks and installing household connections and individual meters is estimated at €65.6 million, 70% of which will be financed by BJB and the remaining 30% by the joint venture. Work is expected to last four years

This is the largest public-private partnership ever to be formed by New Delhi in the water sector.

The Nangloi neighborhood is part of an initial pilot phase for the improvement of the drinking water service in the Indian capital. It will also serve as a test before rolling out the service, based on the highest international drinking water standards, across greater New Delhi with its current population of 18 million.

More 8,000 large towns and cities in India will in future be concerned by these plans for improved drinking water and wastewater public services.

At the end of 2011, Veolia Water had already won the largest public-private partnership contract for the drinking water service in Nagpur, a city in central India. This 25-year contract is for the provision of a service 24/7 to the homes of the city’s 2.7 million people, one third of whom live in slums. It should generate sales of €387 million. Before winning the contract for the entire city of Nagpur, Veolia Water India had demonstrated its capability in an area covering 8% of the population. It was the success of this pilot operation that convinced the local authority to go to the next level and provide the same service across the entire city.

In the area of wastewater, Veolia Water is also very well placed on the Indian market after winning a contract last May for the construction and management of a wastewater treatment plant serving New Delhi’s Nilothi neighborhood. The treatment plant combines the best available technology for converting wastewater sludge into energy and compost in order to reduce the service’s environmental footprint and its overheads

These contracts are in addition to the many calls for proposals Veolia Water India has already won for the management of drinking water services and the construction of plants in Karnataka, and the management of the water cycle (drinking water, wastewater and recycled industrial water) in the Mihan Multimodal International Hub Airport at Nagpur.

“The New Delhi contract confirms our position as the leading company on the Indian market. In addition to being a symbolic victory in one of the most dynamic capitals in Asia, it also testifies to our ability for form partnerships with the leading local firms and to stand out for the excellent services provided and our social responsibility. It also, and above all, reflects the trust the Indian authorities have placed in us for the long term,” acknowledged Jean-Michel Herrewyn, Chief Executive Officer of Veolia Water.

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Veolia Water, the Water Division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 96,651 employees in 69 countries, Veolia Water provides water service to 103 million people and wastewater service to 73 million. Its 2011 revenue amounted to €12.617 billion. www.veoliaeau.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29,6 billion* in 2011. www.veolia.com

* Excluding Veolia Transdev revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Press Contacts

Marie-Claire Camus Tel: +33 (0) 1 71 75 06 08 marie-claire.camus@veolia.com	Stéphane Galfré Tel : +33 (0) 1 71 75 19 27 stephane.galfre@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 14, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer